EXHIBIT 99.39

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

May 5, 2014

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is May 5, 2014.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Canada News Wire.

Item 4.	Summary of Material Change

The Issuer receives metallurgical results for the Yellowjacket Deposit at the North Bullfrog Project, Nevada.

Item 5.	Full Description of Material Change

The Issuer new results from its ongoing 2014 metallurgical testing program at the North Bullfrog Project in Nevada.  Bottle roll tests have been performed on 5 composite samples developed from PQ core drilled during exploration of the Yellowjacket vein system during 2013.  The composites were designed to represent the various types of mineralization associated with the Yellowjacket vein system and to provide information on metallurgical recovery using cyanide leach processing.

The results are presented in Table 1 and indicate high gold and silver recovery at particle sizes typical of cyanide leach milling systems in Nevada.  The measured recoveries of both metals at larger particle sizes (> 80% -1.7mm) were lower, indicating that mill processing would likely enhance recoveries for most of the Yellowjacket mineralization.

Table 1 – Gold Recovery from Yellowjacket Composite Samples in 96 hour Bottle Roll Tests

Composite	80% - 19mm (3/4 inch)	80%-6.3mm (1/4 inch)	80%- 1.7mm (12 mesh)	80%-0.15mm (100 mesh)	80%-0.11mm (150 mesh)	80%-.075mm (200 mesh)
YJPQ01	12.7%	30.4%	50.0%	86.2%	88.4%	88.3%
YJPQ02	11.3%	32.9%	53.6%	92.0%	92.9%	90.4%
YJPQ03	13.7%	27.3%	45.9%	88.5%	88.3%	89.6%
YJPQ04	23.1%	33.3%	57.8%	61.4%	67.3%	68.8%
YJPQ05	43.9%	44.2%	54.0%	76.4%	76.2%	74.4%

Table 2 – Silver Recovery from Yellowjacket Composite Samples in 96 hour Bottle Roll Tests

Composite	80% - 19mm (3/4 inch)	80%-6.3mm (1/4 inch)	80%- 1.7mm (12 mesh)	80%-0.15mm (100 mesh)	80%-0.11mm (150 mesh)	80%-.075mm (200 mesh)
YJPQ01	10.5%	24.9%	46.9%	66.8%	68.7%	70.3%
YJPQ02	15.0%	35.4%	50.2%	74.3%	75.8%	77.4%
YJPQ03	11.4%	20.5%	38.4%	68.4%	65.9%	76.1%
YJPQ04	16.7%	41.9%	52.3%	62.0%	66.0%	66.7%
YJPQ05	29.4%	36.8%	47.4%	65.0%	70.0%	61.9%

Cyanide consumptions ranged from <0.07 to 0.2 kg/tonne and lime consumptions ranged from 0.5 to 2.5 kg/tonne across the different tests, generally increasing with reduced particle size.

The composites were designed to be representative of the range of mineralization types and grades observed in the Yellowjacket vein system and are listed below:

•	Composite YJPQ01 was made up of quartz vein material with an average calculated head grade (extracted gold plus gold remaining in the tail) of 6.7 g/t gold.
•	Composite YJPQ02 was composed of vein breccia (~30% quartz) and stockwork (less than 10% quartz) and had an average calculated head grade of 5.8 g/t gold.
•	Composite YJPQ03 was constructed of vein breccia and stockwork samples with an average calculated head grade of 1.8 g/t gold.
•	Composite YJPQ04 was constructed of samples with 5-10% quartz veining and had an average calculated head grade of 0.56 g/t gold.
•	Composite YJPQ05 was constructed entirely of stockwork and had an average calculated head grade of 0.46 g/t gold.

Further metallurgical testing of the Yellowjacket composite samples is underway to develop information on the potential for gravity gold recovery followed by agglomeration of the tailings on to the heap leach material from the disseminated resources for final recovery on the leach pad, a common processing system currently in use in Nevada.

Preliminary Economic Assessment Status

The Issuer also wishes to confirm that, with the release of the new estimated mineral resources for the NBP, effective March 25, 2014, there is no longer a current preliminary economic analysis for the NBP and the previous preliminary economic assessment for the NBP released on October 28, 2013 is no longer valid.

About the North Bullfrog Project, Nevada

The Issuer controls 100% of its North Bullfrog Project, which covers approximately 68 km² in southern Nevada.  The property package is made up of a number of private mineral leases of patented federal mining claims and 758 federal unpatented mining claims.  The project has excellent infrastructure, being adjacent to a major highway and power corridor as well as a large water right.

Based upon a USD 1300 gold price and a silver to gold price ratio of 59:1, the North Bullfrog project currently has estimated mineral resources defined in six deposits: the structurally controlled Yellowjacket milling deposit and the oxidized disseminated heap leach Sierra Blanca, Jolly Jane, Air Track West, Connection and Mayflower deposits.  The Yellowjacket vein-style deposit has an Indicated Mineral Resource of 3.69 Mt at an average grade of 1.03 g/t gold and 5.52 g/t silver for 122,000 contained ounces of gold and 654,000 ounces of silver and an Inferred Mineral Resource of 18.40 Mt with an average grade of 0.94 g/t gold and 6.16 g/t silver for 555,000 contained ounces of gold and 3.64M ounces of silver, both at a 0.29 g/t gold cutoff.

The five oxidized disseminated heap leach deposits contain an Indicated Mineral Resource of 25.72 Mt at an average grade of 0.29 g/t gold for 240,000 contained ounces of gold and an Inferred Mineral Resource of 185.99 Mt at 0.19 g/t gold for 1,136,000 contained ounces of gold (both at a 0.13 g/t gold cut-off), with appreciable silver credits.

For full details with respect to the assumptions underlying the current resource estimate detailed herein, and listing of all of the metallurgical testing data please review the Issuer’s latest NI 43-101 technical report entitled “Technical Report - The North Bullfrog Project, Bullfrog Mining District, Nye County, Nevada” dated April 1, 2014 and available on SEDAR or at the Issuer’s website www.corvusgold.com.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

Carl E. Brechtel, (Nevada PE 008744 and Registered Member 353000 of SME), a qualified person as defined by National Instrument 43-101, has supervised execution of the work outlined in this material change report and has approved the disclosure herein.  Mr. Brechtel is not independent of the Issuer, as he is the COO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of the Issuer, and Mark Reischman, the Issuer’s Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping.  Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment.  All resource sample shipments are sealed and shipped to ALS Minerals in Reno, Nevada, for preparation and then on to ALS Minerals in Reno, Nevada, or Vancouver, B.C., for assaying.  ALS Minerals’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the Issuer’s expectation that that mill processing would likely enhance recoveries for most of the Yellowjacket mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”).  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

May 6, 2014